SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Earnings Report Second Quarter 2019

Conference call connection details

2Q19 Earnings Calls     Thursday, August 1, 2019

Live Webcast (www.voegol.com.br/ir)

In English 11:00 a.m. (US EDT) 12:00 p.m. (Brasília) Phone: +1 (412) 317-6382 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10132240	In Portuguese 12:30 p.m. (US EDT) 01:30 p.m. (Brasília) Phone: +55 (11) 3181-8565 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 2000720#

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

In 2Q19, GOL Airlines achieves 26% EBITDA margin

and record net revenues of R$3.1 billion

Brazil’s largest domestic airline achieves highest second quarter operating margin since 2006; 2Q19 earnings per diluted share of R$0.22

São Paulo, August 1, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, today announces its consolidated results for the second quarter of 2019 (2Q19). All information is presented in accordance with IFRS, in Brazilian Reais (R$) and all comparisons are with the second quarter of 2018 (2Q18), unless otherwise stated.

•        Net revenue was R$3.1 billion, the highest ever recorded by GOL for a second quarter, and an increase of 33.4% compared to 2Q18.

•        EBITDA margin was 25.9% in 2Q19, an increase of 9.5 p.p. quarter-over-quarter. GOL’s 2019 EBIT margin and EBITDA margin guidance is approximately 18% and 28%, respectively.

•        Revenue per Passenger Kilometer (RPK) increased 11.7% totaling 9.3 billion in 2Q19, driven by 8.9% growth in the number of transported passengers, while Available Seat Kilometer (ASK) growth was 6.5%.

•        The Company transported more than 8 million customers during the quarter, a growth of 9% over the same period last year, and achieved a 38% market share in the Brazilian domestic market, according to ANAC data.

“Strong customer demand, especially in the corporate segment, combined with our capacity discipline, enabled us to deliver exceptional operating results in the second quarter, the traditional low-season for air travel in Brazil,” said Paulo Kakinoff, GOL’s Chief Executive Officer.

GOL is now the leading company in six of the top ten high-traffic-density airports in Brazil. The Company’s flight network of over 750 daily flights on a single fleet of Boeing 737 aircraft enables it to provide the highest connectivity, integrating the largest markets and most wanted destinations in Brazil.

“We continued our sustainable capacity expansion, growing into new regional markets from São Paulo’s Guarulhos airport, and into Brazil’s top travel markets of Rio de Janeiro, Brasilia, São Paulo and Salvador. Under our international expansion plans, we also began operations to Cancún, Mexico, our 14th international destination and where GOL is the only airline with non-stop flights from the Brasilia airport,” added Kakinoff.

In the second quarter, GOL also celebrated the 15th anniversary of its listing on the New York Stock Exchange.

Richard Lark, GOL’s Chief Financial Officer, stated: “Looking ahead, our long-term financial goals remain unchanged: maintain a strong balance sheet, return to a BB credit rating, and ample liquidity; generate robust operating and free cash flows; and grow earnings, margins and returns.”

Summary

Strong operating indicators:

Revenue per Passenger Kilometer (RPK) increased 11.7% totaling 9.3 billion in 2Q19, driven by 8.9% growth in the number of transported passengers, while Available Seat Kilometer (ASK) growth was 6.5%. Strong passenger demand and dynamic revenue management enabled GOL to offset the increase in operating unit costs. The Company achieved:

(i)    Average yield per passenger of 31.76 cents (R$), an increase of 23.4% compared to 2Q18;

(ii)   Average load factor of 82.0%, an increase of 3.9 p.p. quarter-over-quarter;

(iii) On-time performance of 93.0% in 2Q19 according to Infraero’s methodology and data from major airports in Brazil.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Record revenues:

Net revenue was R$3.1 billion, the highest ever recorded by the Company for a second quarter, and an increase of 33.4% compared to 2Q18. Net Operating Revenue per Available Seat Kilometer (RASK) was 27.63 cents (R$) in 2Q19, an increase of 25.3% over 2Q18. The increase in unit cost drove approximately 90% of the variation in unit revenue, in addition to higher demand compared to 2Q18, a period in which there was a reduction in demand due to a nationwide truck drivers strike. Net Passenger Revenue per Available Seat Kilometer (PRASK) increased 29.5% over 2Q18, reaching 26.03 cents (R$). GOL’s 2019 net revenue guidance is approximately R$13.5 billion.

Controlled costs:

Unit costs based on Cost per Available Seat Kilometer (CASK), excluding non-recurring expenses, increased by 13.6% to 24.12 cents (R$), mainly due to higher fuel costs – a consequence of the 9.8% increase in the price of jet fuel. CASK ex-fuel basis, excluding non-recurring expenses, increased 12.4% due to a number of factors:

(i) An 8.8% average depreciation of the Brazilian Real against the U.S. Dollar that impacted maintenance, landing fees and international services costs;

(ii)  The termination of the federal payroll tax relief, which increased the INSS payroll tax rate from 0% to 20%;

(iii) Increases in depreciation from five net additional aircraft in the fleet and the capitalized maintenance on the main components and rotables (including engines);

(iv)  A 10% increase in rates of landing and navigation expenses;

(v)   A R$192 million provision for re-delivery of aircraft.

GOL has the lowest unit costs in the Brazilian market. GOL’s 2019 non-fuel CASK guidance is approximately 14 cents (R$).

Healthy margins:

Due to strong cost control and capacity and yield management, the Company achieved a positive operating result for the 12th consecutive quarter, despite the 8.8% average depreciation of the Brazilian Real against the U.S. Dollar and the 9.8% increase in price of jet fuel. 2Q19 demand enabled GOL to achieve an EBIT margin of 12.7%, the highest since 2006. Operating income (EBIT) was R$399.4 million, higher than the R$87.1 million in 2Q18. EBITDA margin was 25.9% in 2Q19, increase of 9.5 p.p. q-o-q. GOL’s 2019 EBIT margin and EBITDA margin guidance is approximately 18% and 28%, respectively.

Balance sheet strengthening:

GOL reported operating cash flow generation of R$872.7 million in the quarter. Total liquidity was R$3.7 billion, R$135.2 million higher in comparison to March 31, 2019 and R$644.4 million higher than a year ago, including R$100 million in debt repayments in the quarter. The Brazilian Real appreciated 1.7% (end of period) against the U.S. Dollar causing net exchange and monetary variation gains of R$170 million. Net debt (excluding perpetual bonds) to LTM EBITDA was 3.1x as of June 30, 2019.

Guidance: GOL’s 2019 and 2020 guidance is on page 19 of this document.

¹Excluding non-recurring expenses.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Outlook

Based on current cost trends, the Company estimates third quarter 2019 CASK to increase approximately 11% to 13%, year-over-year. The Company has hedged approximately 67% of its fuel consumption for the remainder of 2019 at an average WTI price of US$62 and 56% of its fuel consumption for the year 2020 at an average WTI price of US$64. Currently, passenger booking and revenue trends remain strong, and the Company expects third quarter 2019 RASK to increase from 11% to 13%, compared to the third quarter of 2018.

Despite the temporary grounding of the Boeing MAX, GOL’s network is performing well, and its financial outlook for the second half of 2019 remains solid. The Company’s aircraft utilization reached 11.7 block hours in the quarter.

Added Kakinoff: “We have flexibility in our fleet plan, including the possibility of leasing more Boeing 737 NG aircraft. Based on the most recent guidance from Boeing, we are currently assuming regulatory approval of the MAX’s return to service during the fourth quarter of 2019.”

Management’s Comments on Results

Strong customer demand, especially in the corporate segment, combined with our capacity discipline enabled us to deliver exceptional operating results in the second quarter, traditionally the low-season for air travel in Brazil. GOL is the leading company in six of the top ten high-traffic-density airports in Brazil. Our flight network of over 750 daily flights on a single fleet of Boeing 737 aircraft allows us to deliver the highest level of connectivity, integrating the largest markets and most wanted destinations in Brazil.

We transported more than 8 million customers during the quarter, a growth of 9% over the same period last year. We achieved a 38% market share in the Brazilian domestic market, according to ANAC data, and a 39% share of the corporate passenger segment, according to ABRACORP data. Our Net Promoter Score (NPS) reached 43 in the quarter and is indicative of the winning combination of our best-in-market product and our engaged customer service team.

In the second quarter, we continued with our sustainable capacity expansion, growing into new regional markets from São Paulo’s Guarulhos airport, and into Brazil’s top travel markets of Rio, Brasilia, São Paulo and Salvador. Thus far this year, we have announced nine regional destinations using our Boeing 737-700 aircraft, and in the second quarter we announced the addition of non-stop flights from the city of São Paulo to Araçatuba, Dourados and Cabo Frio, located in the states of São Paulo, Mato Grosso do Sul and Rio de Janeiro, respectively.

Continuing our international expansion, this quarter we began operations to Cancún, Mexico, our 14th international destination and where GOL is the only airline with non-stop flights from the Brasilia airport. We announced that the launch of our service to Lima, Peru will take place in December of this year. “Our international expansion allows us to offer the best travel experience to corporate and leisure customers throughout the region”, said Paulo Kakinoff, Chief Executive Officer, GOL.

Despite the temporary grounding of the Boeing MAX, our network is performing well, and the financial outlook for the second half of 2019 remains solid. Our aircraft utilization reached 11.7 block hours in the quarter.  We have flexibility in the fleet plan, including the possibility of leasing more Boeing 737 NG aircraft. Based on the most recent guidance from Boeing, we are currently assuming regulatory approval of the MAX’s return to service during the fourth quarter of 2019.

The Company’s second quarter 2019 net revenues increased 33.4%, year-over-year, to an all-time quarterly record of R$3.1 billion. Currently, passenger booking and revenue trends remain strong, and the Company expects third quarter 2019 RASK to increase from 11% to 13%, compared to the third quarter of 2018.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

GOL is the unit cost leader in South America for the 18th consecutive year. Second quarter 2019 operating expenses increased 29.4%, year-over-year, to R$2.8 billion. Despite cost pressures from the 9.8% increase in the price of jet fuel and the 8.8% depreciation of the Brazilian Real against the U.S. Dollar, GOL recorded positive EBIT for the 12th consecutive quarter. Based on current cost trends, the Company estimates third quarter 2019 CASK to increase approximately 11% a 13%, year-over-year. The Company has hedged approximately 67% of its fuel consumption for the remainder of 2019 at an average WTI price of US$64 and 56% of its fuel consumption for the year 2020 at an average WTI price of US$68.

On July 9, we received an upgrade on GOL’s credit rating from Fitch Ratings, as well as that of the notes issued by us and by our wholly owned subsidiaries. The foreign and local currency Issuer Default Ratings (“IDR”) were been upgraded to B+ (from B), with a stable outlook. GOL’s unsecured 2022 and 2025 notes, and GOL’s perpetual bonds were upgraded at the same level as the Company’s IDR. GOL’s national scale rating was upgraded to A- (bra), from BBB- (bra), with a stable outlook. The upgrade raised GOL to its highest Fitch rating since 2013. “The ratings upgrade reflects the GOL management team’s focus on the consistent improvement of margins, strengthening the balance sheet through disciplined liability management, and to be the best positioned airline to benefit from Brazil’s economic growth,” said Richard Lark, Chief Financial Officer, GOL.

Also in July, GOL re-tapped its Exchangeable Senior Notes in the amount of US$80 million, raising US$96 million on gross proceeds and increasing the total amount outstanding to US$425 million. In addition, in line with the balance sheet deleveraging plan, we repaid R$100 million in the quarter, reducing the average U.S. dollar debt rate to 6.22%.

“Looking ahead, our long-term financial goals remain unchanged: maintain a strong balance sheet, return to a BB credit rating, and ample liquidity; generate robust operating and free cash flows; and grow earnings, margins and returns,” added Lark. In June we celebrated our 15th anniversary listed on the New York Stock Exchange.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Operating and Financial Indicators

Traffic data – GOL (in millions)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
RPK GOL – Total	9,317	8,340	11.7%	19,941	18,329	8.8%
RPK GOL – Domestic	8,075	7,614	6.1%	17,165	16,308	5.3%
RPK GOL – International	1,242	726	71.1%	2,776	2,021	37.4%
ASK GOL – Total	11,365	10,673	6.5%	24,403	23,094	5.7%
ASK GOL – Domestic	9,747	9,618	1.3%	20,768	20,398	1.8%
ASK GOL – International	1,618	1,054	53.4%	3,635	2,695	34.9%
GOL Load Factor – Total	82.0%	78.1%	3.9 p.p	81.7%	79.4%	2.3 p.p
GOL Load Factor – Domestic	82.8%	79.2%	3.6 p.p	82.7%	79.9%	2.8 p.p
GOL Load Factor – International	76.8%	68.8%	8.0 p.p	76.4%	75.0%	1.4 p.p
Operating data	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Revenue Passengers - Pax on board ('000)	8,187	7,517	8.9%	17,136	15,832	8.2%
Aircraft Utilization (block hours/day)	11.7	11.2	5.0%	12.3	12.0	2.1%
Departures	58,799	58,247	0.9%	122,570	122,696	-0.1%
Total Seats (‘000)	10,230	9,912	3.2%	21,380	20,712	3.2%
Average Stage Length (km)	1,101	1,045	5.4%	1,130	1,097	3.0%
Fuel Consumption (mm liters)	333	315	5.7%	707	679	4.1%
Full-time Employees (at period end)	15,328	15,232	0.6%	15,328	15,232	0.6%
Average Operating Fleet[4]	108	108	0.0%	109	109	0.8%
On-time Departures	93.0%	93.6%	-0.6 p.p	89.9%	93.9%	-4.0 p.p
Flight Completion	98.4%	98.7%	-0.3 p.p	98.3%	98.3%	0.0 p.p
Passenger Complaints (per 1000 pax)	1.89	2.00	-5.4%	2.08	2.09	-0.7%
Lost Baggage (per 1000 pax)	1.26	1.84	-31.6%	1.37	1.94	-29.7%
Financial data	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Net YIELD (R$ cents)	31.76	25.74	23.4%	30.05	26.98	11.4%
Net PRASK (R$ cents)	26.03	20.11	29.5%	24.56	21.41	14.7%
Net RASK (R$ cents)	27.63	22.05	25.3%	26.03	23.03	13.0%
CASK (R$ cents)[5]	24.12	21.24	13.6%	22.15	20.32	9.0%
CASK ex-fuel (R$ cents)[5]	15.53	13.81	12.4%	14.07	13.06	7.8%
Breakeven Load Factor[5]	71.6%	75.3%	-3.7 p.p	69.6%	70.0%	-0.4 p.p
Average Exchange Rate [1]	3.9221	3.6056	8.8%	3.8459	3.4274	12.2%
End of period Exchange Rate [1]	3.8322	3.8558	-0.6%	3.8322	3.8558	-0.6%
WTI (avg. per barrel. US$) [2]	59.91	67.91	-11.8%	57.45	67.91	-15.4%
Price per liter Fuel (R$) [3]	2.98	2.71	9.8%	2.84	2.59	9.6%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.51	0.55	-7.8%	0.50	0.53	-4.8%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; 4. Average operating fleet excluding aircraft in sub-leasing and MRO. 5. Excluding non-recurring expenses. *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 1.3%, and demand increased by 6.1% in comparison to 2Q18. As a result, the Company’s load factor reached 82.8%, an increase of 3.6 p.p. quarter-over-quarter. GOL transported 7.7 million passengers in the quarter, an increase of 6.8% compared with the same period in 2018. The Company is the leader in transporting passengers in the Brazilian market.

International market - GOL

GOL’s international supply increased by 53.4%, and international demand grew by 71.1% in 2Q19 compared to 2Q18. The Company’s load factor in 2Q19 was 76.8%, an increase of 8.0 p.p.. During the quarter, the Company transported 0.5 million passengers in the international market, an increase of 53.5% quarter-over-quarter.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Volume of Departures and Total Seats - GOL

The total volume of GOL departures was 58,799, an increase of 0.9% over 2Q18. The total number of seats available to the market was 10.2 million in the second quarter of 2019, increase of 3.2% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 29.5% in the quarter when compared to 2Q18, reaching 26.03 cents (R$), driven by a growth in net passenger revenue of 37.9% in the quarter. GOL’s Net RASK was 27.63 cents (R$) in 2Q19, an increase of 25.3% over 2Q18. Net yield increased by 23.4% over 2Q18, reaching 31.76 cents (R$), mainly due to the increase in total unit cost that was responsible for approximately 90% of the variation in unit revenue, in addition to the industry's supply scenario.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Net operating revenues	3,140.6	2,353.8	33.4%	6,351.4	5,318.1	19.4%
Passenger	2,958.6	2,146.2	37.9%	5,992.2	4,945.1	21.2%
Cargo and Other	182.0	207.6	-12.4%	359.2	373.0	-3.7%
Operating Costs and Expenses	(2,821.7)	(2,181.0)	29.4%	(5,526.4)	(4,542.4)	21.7%
Salaries, wages and benefits	(519.8)	(410.7)	26.6%	(1,093.6)	(894.3)	22.3%
Salaries, wages and benefits - Operations	(405.0)	(311.9)	29.9%	(868.7)	(652.4)	33.2%
Salaries, wages and benefits – Other	(114.8)	(98.8)	16.2%	(224.9)	(242.0)	-7.1%
Aircraft fuel	(976.2)	(792.7)	23.2%	(1,971.4)	(1,676.9)	17.6%
Taxes on aircraft fuel	(147.4)	(124.3)	18.5%	(300.5)	(258.4)	16.3%
Aircraft Fuel (ex-taxes)	(828.9)	(679.9)	21.9%	(1,671.0)	(1,430.0)	16.8%
Sales and marketing	(182.9)	(152.7)	19.8%	(315.9)	(280.0)	12.8%
Landing fees	(184.6)	(168.1)	9.8%	(381.1)	(355.6)	7.2%
Passenger costs	(133.2)	(103.9)	28.2%	(285.3)	(223.6)	27.6%
Services Provided	(174.2)	(144.3)	20.7%	(323.7)	(274.5)	17.9%
Maintenance materials and repairs	(276.5)	(88.8)	211.4%	(320.8)	(199.1)	61.1%
Depreciation and amortization	(415.2)	(299.9)	38.5%	(820.8)	(584.6)	40.4%
Other	40.8	(20.0)	NM	(13.8)	(53.8)	-74.4%
Equity Income	(0.0)	0.2	NM	0.1	0.2	-50.4%
Operating Result (EBIT) ¹	318.9	173.0	84.3%	825.1	1,258.3	-34.4%
Financial Results	(418.1)	(1,994.1)	-79.0%	(819.2)	(2,134.9)	-61.6%
Interest on loans	(161.7)	(173.1)	-6.5%	(339.9)	(338.2)	0.5%
Gains from financial investments	26.8	35.7	-24.8%	49.1	68.6	-28.4%
Exchange and monetary variations	170.0	(1,683.1)	NM	79.3	(1,723.3)	NM
Derivatives net results	2.1	(26.3)	NM	(6.9)	(6.9)	-0.9%
Unrealized losses on Exchangeable Senior Notes	(282.0)	-	0.0%	(285.2)	-	0.0%
Other expenses (revenues) net	(173.3)	(147.2)	17.8%	(315.6)	(135.0)	133.8%
Income (Loss) before income taxes	(99.2)	(1,821.1)	-94.6%	5.9	(876.6)	NM
Pre-tax Income Margin	-3.2%	-77.4%	74.2 p.p	0.1%	-25.6%	25.6 p.p
Income Tax	(21.6)	(53.5)	-59.6%	(91.5)	(119.1)	-23.2%
Current income tax	(35.6)	(42.2)	-15.6%	(75.6)	(91.5)	-17.3%
Deferred income tax	14.0	(11.3)	NM	(15.9)	(27.6)	-42.6%
Net income (loss)	(120.8)	(1,874.6)	-93.6%	(85.6)	(995.7)	-91.4%
Minority Interest	73.8	54.0	36.6%	141.3	127.4	10.9%
Net income (loss) after minority interest	(194.6)	(1,928.8)	-89.9%	(226.9)	(1,786.6)	-87.3%
Net income (loss) after minority interest²	87.3	(1,928.8)	NM	58.3	(1,786.6)	NM
Earnings per Share (EPS) after minority interest R$	(0.56) 0.25	(5.53)	-90.0%	(0.65)	(5.12)	-87.3%
Earnings per Share (EPS) after minority interest R$²		(5.53)	NM	0.17	(5.12)	NM
Weighted average shares outstanding MM3	350.1	348.7	0.4%	350.1	348.7	0.4%
Earnings per ADS Equivalent in US$	(0.28)	(3.07)	-90.8%	(0.34)	(2.84)	-88.1%
Earnings per ADS Equivalent in US$²	0.13	(3.07)	NM	0.09	(2.84)	NM
Weighted average ADSs outstanding MM3	175.1	174.4	0.4%	175.1	174.4	0.4%

         1. Including non-recurring expenses; 2. Excluding Unrealized losses on Exchangeable Senior Notes 2024; 3. Excluding effects of stock options and warrants related to exchangeable bond issuances. *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

Net revenue

Quarterly net revenue in 2Q19 was R$3.1 billion, growth of 33.4% when compared to 2Q18, mainly due to an increase in the passenger revenues in domestic and international markets, and baggage allowance revenues quarter-over-quarter, with RPKs increasing by 11.7%, to 9,317 million in 2Q19. Cargo revenues and other ancillary revenues represented R$182.0 million, a 12.4% decrease compared to 2Q18.

GOL’s load factor increased by 3.9 p.p. to 82.0% in the quarter, as demand expanded more than ASK growth, driving a 23.4% increase in yield.

Operating expenses

CASK increased by 13.6% (excluding non-recurring expenses), from 21.24 cents (R$) in 2Q18 to 24.12 cents (R$), primarily due to a 9.8% increase in the price per liter of jet fuel and 8.8% depreciation of the Brazilian Real against the average U.S. Dollar. CASK ex-fuel increased 12.4% (excluding non-recurring expenses), mainly due to the termination of the payroll tax relief program, higher depreciation per ASK driven by capitalized maintenance on aircraft components (including engines), an increase in comparable fleet considering eight new aircraft (five net incremental adds), a 10% increase in landing and navigation rates, and a R$192 million provision for re-delivery of aircraft.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Breakeven load factor (excluding non-recurring expenses) reduced by 3.7 p.p., reaching 71.6% versus 75.3% in 2Q18, due to passenger net revenue growth in the quarter. The breakdown of the Company’s operating costs and expenses is as follows:

Operating expenses (R$ MM)*	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Salaries, wages and benefits	(519.8)	(410.7)	26.6%	(1.093.6)	(894.3)	22.3%
Salaries, wages and benefits - Operations	(405.0)	(311.9)	29.9%	(868.7)	(652.4)	33.2%
Salaries, wages and benefits - Other	(114.8)	(98.8)	16.2%	(224.9)	(242.0)	-7.1%
Aircraft fuel	(976.2)	(792.7)	23.2%	(1.971.4)	(1.676.9)	17.6%
Taxes on aircraft fuel	(147.4)	(124.3)	18.5%	(300.5)	(258.4)	16.3%
Aircraft Fuel (ex-taxes)	(828.9)	(679.9)	21.9%	(1.671.0)	(1.430.0)	16.8%
Sales and marketing	(182.9)	(152.7)	19.8%	(315.9)	(280.0)	12.8%
Landing fees	(184.6)	(168.1)	9.8%	(381.1)	(355.6)	7.2%
Passenger costs	(133.2)	(103.9)	28.2%	(285.3)	(223.6)	27.6%
Services	(174.2)	(144.3)	20.7%	(323.7)	(274.5)	17.9%
Maintenance, materials and repairs	(276.5)	(88.8)	211.4%	(320.8)	(199.1)	61.1%
Depreciation and amortization	(415.2)	(299.9)	38.5%	(820.8)	(584.6)	40.4%
Other operating expenses	40.8	(20.0)	NM	(13.8)	(53.8)	-74.4%
Total operating expenses	(2,821.7)	(2,181.0)	29.4%	(5,526.4)	(4,542.4)	21.7%
Operating expenses ex- fuel	(1,845.5)	(1,388.3)	32.9%	(3,555.0)	(2,865.5)	24.1%
Non-recurring expenses	(80.5)	85.9	NM	(120.6)	149.7	NM
Operating expenses per ASK (R$ cents)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Salaries, wages and benefits	(4.57)	(3.85)	18.9%	(4.48)	(3.87)	15.7%
Salaries, wages and benefits - Operations	(3.56)	(2.92)	21.9%	(3.56)	(2.82)	26.0%
Salaries, wages and benefits - Other	(1.01)	(0.93)	9.1%	(0.92)	(1.05)	-12.1%
Aircraft fuel	(8.59)	(7.43)	15.7%	(8.08)	(7.26)	11.3%
Taxes on aircraft fuel	(1.30)	(1.16)	11.3%	(1.23)	(1.12)	10.0%
Aircraft Fuel (ex-taxes)	(7.29)	(6.37)	14.5%	(6.85)	(6.19)	10.6%
Sales and marketing	(1.61)	(1.43)	12.5%	(1.29)	(1.21)	6.8%
Landing fees	(1.62)	(1.58)	3.1%	(1.56)	(1.54)	1.4%
Passenger costs	(1.17)	(0.97)	20.4%	(1.17)	(0.97)	20.7%
Services	(1.53)	(1.35)	13.4%	(1.33)	(1.19)	11.6%
Maintenance, materials and repairs	(2.43)	(0.83)	192.4%	(1.31)	(0.86)	52.5%
Depreciation and amortization	(3.65)	(2.81)	30.0%	(3.36)	(2.53)	32.9%
Other operating expenses	0.36	(0.19)	NM	(0.06)	(0.23)	-75.8%
CASK	(24.83)	(20.44)	21.5%	(22.65)	(19.67)	15.1%
CASK¹	(24.12)	(21.24)	13.6%	(22.15)	(20.32)	9.0%
CASK ex-fuel¹	(15.53)	(13.81)	12.4%	(14.07)	(13.06)	7.8%

1. Excluding non-recurring expenses. *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

Aircraft fuel costs per ASK increased 15.7% compared to 2Q18 to 8.59 cents (R$), mainly due to 9.8% increase in the fuel price per liter.

Salaries, wages and benefits per ASK increased by 18.9% to 4.57 cents (R$) over 2Q18, primarily due to the end of the Federal Government payroll tax relief program.

Sales and marketing per ASK increased 12.5% in relation to 2Q18, to 1.61 cent (R$), impacted by incentives directly associated to the increase in revenue, higher advertising costs and the sponsorship of the CONMEBOL America Cup in 2Q19.

Landing fees per ASK increased 3.1% compared to 2Q18 to 1.62 cent (R$), mainly due to the readjustment of the landing and navigation fees on the domestic market of approximately 10% and the increase in GOL’s international operations, partially offset by higher ASKs.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Passenger costs per ASK increased 20.4% to 1.17 cent (R$), due to increased reimbursement of tickets and accommodation costs from meteorological and operational disruptions, and higher ramp service costs mainly due to the new international operations.

Services per ASK costs increased 13.4% in relation to 2Q18, to 1.53 cent (R$), mainly due to the impact of the U.S. Dollar appreciation on international services and higher expenses with services related to the expansion of the operation in new international destinations.

Maintenance materials and repairs per ASK increased from 0.83 cent (R$) in 2Q18 to 2.43 cents (R$), mainly due to higher provisions (R$192 million) for aircraft returns.

Depreciation and amortization per ASK increased 30.0% to 3.65 cents (R$), mainly due to the increased capitalized maintenance on aircraft main components (including engines) and an increase of depreciation based on the eight new aircraft that were incorporated into the fleet.

Other expenses per ASK increased from 0.19 cent (R$) negative in 2Q18 to 0.36 cent (R$), mainly due to credits from the reduction of the contractual lease term of the respective aircraft in 2Q19, while 2Q18 was impacted by R$95.1 million in gains on aircraft sales.

Operating results

Operating income (EBIT), excluding non-recurring expenses, was R$399.4 million, R$312.3 million higher when compared to the same period in 2018. 2Q19 operating margin was 12.7%, increase of 9.0 p.p. in relation to 2Q18. On a per available seat-kilometer basis, EBIT (excluding non-recurring expenses) was 3.51 cents (R$) in 2Q19, compared to 0.82 cent (R$) in 2Q18.

EBITDA (excluding non-recurring expenses) totaled R$814.7 million, an increase of 110.5% over 2Q18. EBITDA margin was 25.9%, 9.5 p.p. higher quarter-over-quarter. The impact of the increase in RASK of 5.58 cents (R$) and the increase in CASK ex-depreciation of 2.04 cents (R$) resulted in an EBITDA per available seat-kilometer of 7.17 cents (R$) in 2Q19, increase of 3.54 cents (R$) compared to 2Q18.

EBITDA Calculation (R$ cents/ASK)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Net Revenues	27.63	22.05	25.3%	26.03	23.03	13.0%
Operating Expenses¹	(24.12)	(21.24)	13.6%	(22.15)	(20.32)	9.0%
EBIT¹	3.51	0.82	330.7%	3.88	4.70	-17.5%
Depreciation and Amortization	(3.65)	(2.81)	30.0%	(3.36)	(2.53)	32.9%
EBITDA ¹	7.17	3.63	97.7%	7.24	7.23	0.2%
EBITDA Margin¹	25.9%	16.4%	9.5 p.p	27.8%	31.4%	-3.6 p.p

1. Excluding non-recurring expenses. *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match due to rounding.

Operating Margins (R$ MM)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
EBIT[1]	399.4	87.1	358.6%	945.7	1,084.5	-12.8%
EBIT Margin[1]	12.7%	3.7%	9.0 p.p	14.9%	20.4%	-5.5 p.p
EBITDA[1]	814.7	387.0	110.5%	1,766.5	1,680.0	5.1%
EBITDA Margin[1]	25.9%	16.4%	9.5 p.p	27.8%	31.6%	-3.8 p.p

1. Excluding non-recurring expenses. *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match due to rounding.

EBIT and EBITDA reconciliation (R$ MM)*	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Net income (loss)	(120.8)	(1,874.8)	-93.6%	(85.6)	(1,659.2)	-94.8%
(-) Income taxes	(21.6)	(53.5)	-59.6%	(91.5)	(119.1)	-23.2%
(-) Net financial result	(418.1)	(1,994.1)	-79.0%	(819.2)	(2,134.9)	-61.6%
EBIT	318.9	172.8	84.5%	825.1	594.8	38.7%
(-) Depreciation and amortization	(415.2)	(299.9)	38.5%	(820.8)	(584.6)	40.4%
EBITDA	734.1	472.7	55.3%	1,645.9	1,179.4	39.5%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. *2Q18 results have been restated based on IFRS 16, unaudited.  Certain variation calculations in this report may not match due to rounding.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Net financial results

Net financial expense was R$418.1 million, a decrease of R$1.6 billion compared to 2Q18. Due to the appreciation of the average U.S. Dollar in the period, interest expense was R$161.7 million, a decrease of R$11.3 million versus 2Q18. Derivatives net results were R$28.4 million higher than 2Q18. Exchange and monetary variations resulted in gains of R$170.0 million in 2Q19, compared to losses of R$1.7 billion in the same period of 2018.

|   Interest expense totaled R$161.7 million in 2Q19, a decrease of 6.5% over 2Q18, mainly due to lower accounts receivable anticipation.

|   Gains from financial investments totaled R$26.8 million in 2Q19, mainly due to gains from fixed income securities and investments funds.

|   Net exchange and monetary variation totaled gains of R$170.0 million in 2Q19, due to the 1.7% appreciation of the Brazilian Real vs. U.S. Dollar (exchange rate at the end of the period), from R$3.90 per U.S. Dollar as of March 31, 2019 to R$3.83 per U.S. Dollar as of June 30, 2019.

|   Net result of derivatives was R$2.1 million positive in 2Q19, in comparison to a result of R$26.3 million negative in 2Q18, mainly due to the recognition of gains from fuel hedge operations.

|   Unrealized losses on the Exchangeable Senior Notes was R$282.0 million. This charge included interest incurred in the period, an initial one-time cost related to contracting the derivative, the unrealized non-cash loss related to the ongoing mark to fair value on the exchange features and capped calls of the exchangeable notes.

|   Other financial expenses totaled R$173.3 million in 2Q19, in comparison to R$147.2 million in 2Q18.

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 2Q19, GOL registered a net loss of R$0.7 million from hedge operations, with R$2.1 million gains accounted for in the Company’s financial results and R$2.8 million recorded in operating losses.

|   Fuel: fuel hedge operations made through derivative contracts tied to WTI resulted in an operating loss of R$0.5 million and hedge gain of R$1.5 million in financial results in this quarter.

|   Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$1.7 million in 2Q19.

|   Exchange Rate: The Company did not recognize an exchange rate hedge gain/loss in 2Q19.

Income taxes

Consolidated income tax in this second quarter represented an expense of R$21.6 million, compared to an income tax expense of R$53.5 million in 2Q18.

The Company has significant tax assets. On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A and, based on financial projections, recognized an income tax benefit totaling R$193.0 million. The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amounts of R$5,372.6 million and R$427.9 million, respectively.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Operating Subsidiary - Smiles Fidelidade S.A.

Net revenue in 2Q19 increased by 40.3% to R$278.0 million, compared to R$198.1 million in 2Q18, due to the increase in breakage revenue and redemption. Operating income was R$174.7 million and operating margin was 62.9%, a decrease of 3.0 p.p. versus the year-ago period. Total net income was R$155.7 million. The following table is a summary of the results of GOL’s Smiles subsidiary:

Financial Information (R$ million)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Gross Revenues	684.3	552.4	23.9%	1,310.6	1,060.1	23.6%
Net Revenues	278.0	198.1	40.3%	518.5	445.2	16.5%
Operating Income	174.7	130.5	33.9%	340.4	314.5	8.2%
Operating Margin	62.9%	65.9%	-3.0 p.p	65.6%	70.6%	-5.0 p.p
Net Income	155.7	114.2	36.3%	297.6	269.2	10.5%
Net Margin	56.0%	57.6%	-1.6 p.p	57.4%	60.5%	-3.1 p.p

Net income and Earnings per Share (EPS)

In 2Q19, the Company reported net loss after minority interests of R$194.6 million, compared to net loss of R$1.9 billion during 2Q18. In the result of 2Q19, there was a positive exchange and monetary variation of R$170.0 million, compared to a negative exchange and monetary variation of R$1.7 billion in 2Q18. Additionally, during the quarter, we reported an expense of R$282.0 million, related to unrealized losses on the Exchangeable Senior Notes.

(R$ MM)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Net income (loss) before Minority Interest	(120.8)	(1,874.8)	-93.6%	(85.6)	(1,659.2)	-94.8%
(-) Minority Interest	73.8	54.0	36.6%	141.3	127.4	10.9%
Net income (loss) after minority interest	(194.6)	(1,928.8)	-89.9%	(226.9)	(1,786.6)	-87.3%
(-) Unrealized losses on Exchangeable S. Notes	(282.0)	-	NM	(285.2)	-	NM
Net income (loss) after minority interest¹	87.3	(1,928.8)	NM	58.3	(1,786.6)	NM

1.      Excluding unrealized losses on Exchangeable Senior Notes; *2Q18 results have been restated based on IFRS 16, unaudited.

EPS and EPADS (R$ MM)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
EPS in R$ after minority interest	(0.56)	(5.53)	-90.0%	(0.65)	(5.12)	-87.3%
Weighted average shares outstanding	350.1	348.7	0.4%	350.1	348.7	0.4%
Earnings per ADS in US$ after minority interest	(0.28)	(3.07)	-90.8%	(0.34)	(2.99)	-88.7%
Weighted average ADS outstanding	175.1	174.4	0.4%	175.1	174.4	0.4%

*2Q18 results have been restated based on IFRS 16, unaudited.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Diluted EPS and EPADS (R$ MM)	2Q19	2Q18	% Var.	6M19	6M18	% Var.
Diluted EPS in R$ after minority interest	(0.50)	(5.26)	-90.6%	(0.58)	(4.87)	-88.1%
(-) Diluted Unrealized losses on Exchangeable Senior Notes in R$ per Share	(0.72)	-	NM	(0.73)	-	NM
Diluted EPS in R$ after minority interest¹	0.22	(5.26)	NM	0.15	(4.87)	NM
(-) Exchange and monetary variations	0.43	(4.59)	NM	0.20	(4.70)	NM
Diluted EPS in R$ after minority interest²	(0.21)	(0.67)	-68.5%	(0.05)	(0.17)	-69.0%
Weighted average shares outstanding	392.0	366.5	7.0%	392.0	366.5	7.0%
Diluted Earnings per ADS in US$ after minority interest	(0.25)	(2.92)	-91.3%	(0.30)	(2.84)	-89.4%
(-) Diluted Unrealized losses on Exchangeable Senior Notes in US$ per ADS	(0.37)	-	NM	(0.38)	-	NM
Diluted Earnings per ADS in US$ after minority interest¹	0.11	(2.92)	NM	0.08	(2.84)	NM
(-) Exchange and monetary variations	0.22	(2.55)	NM	0.11	(2.74)	NM
Diluted Earnings per ADS in US$ after minority interest²	(0.11)	(0.37)	-71.1%	(0.03)	(0.10)	-72.3%
Weighted average Diluted ADS outstanding	196.0	183.3	7.0%	196.0	183.3	7.0%

1.      Excluding unrealized losses on Exchangeable Senior Notes; 2. Excluding results related to exchange and monetary variations and unrealized losses on Exchangeable Senior Notes; *2Q18 results have been restated based on IFRS 16, unaudited.

Earnings per share were R$(0.56) in 2Q19 versus R$(5.53) in the second quarter of 2018. Considering the exclusion of expenses related to unrealized losses on the Exchangeable Senior Notes 2024, diluted earnings per share were R$0.22 in 2Q19. The number of diluted shares used for calculation was 392.0 million in 2Q19 and 366.5 million in 2Q18, using an equivalency of 35 common shares per preferred share.

Earnings per ADS were US$(0.28) in 2Q19 compared to US$(3.07) in the second quarter of 2018. Considering the exclusion of expenses related to unrealized losses on the Exchangeable Senior Notes 2024, the diluted earnings per ADS was US$0.11 in 2Q19. The weighted average diluted number of ADSs was 196.0 million in 2Q19 and 183.3 million in 2Q18, according to the current ratio of the number of preferred shares per ADS (2:1), set in November/2017.

Cash Flow

As of June 30, 2019, total liquidity (cash and cash equivalents, cash investments, restricted cash, and accounts receivable) totaled R$3.7 billion, an increase of R$135.2 million when compared to March 31, 2019 and R$644.4 million higher than the same date of the previous year.

Operating activities generated R$872.7 million in 2Q19, mainly due to operating income and actions that improved working capital.

Investment activities consumed a net R$266.7 million in the quarter, mainly due to capitalized engine maintenance of aircraft totaling R$142.0 million. Net cash flow was R$606.0 million in the quarter.

Financing activities in 2Q19 consumed R$470.8 million, mainly due to the payment of R$100 million of debt in the quarter and R$405.5 million of financial lease payments in the quarter.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Consolidated Cash Flow Summary (R$ MM) (1)	2Q19	2Q18	% Var.	1Q19	% Var.
Net Income (Loss) for the Period	(120.8)	(1,272.0)	-90.5%	35.2	NM
Adjustment of Non-Cash Items	901.8	1,362.5	-33.8%	817.7	10.3%
Net Income (Loss) After Adjusting Non-Cash Items	780.9	90.5	NM	852.9	-8.4%
Net Cash Provided to (Used in) Operating Activities	872.7	588.7	48.2%	253.6	244.1%
Net Cash Provided to (used in) Investment Activities	(266.7)	(430.4)	-38.0%	(122.8)	117.2%
Net Cash Flow (2)	606.0	158.2	282.9%	130.8	363.2%
Net Cash used in Financial Activities	(470.8)	(245.9)	91.4%	418.8	NM
Net Increase (decrease) in Cash, Equivalents and Accounts receivable	135.2	(87.7)	NM	549.7	-75.4%
Cash beginning of period	2,705.0	2,096.3	29.0%	2,126.7	27.2%
Accounts receivable beginning of period	824.7	1,011.9	-18.5%	853.3	-3.4%
Cash end of period	2,382.6	2,097.5	13.6%	2,705.0	-11.9%
Accounts receivable	1,282.3	923.0	38.9%	824.7	55.5%
Total Liquidity	3,664.9	3,020.5	21.3%	3,529.7	3.8%

1-      Some items reclassified for clearer presentation.

2-      Cash flow from operating activities + cash flow from investing activities.

Fleet

Total Fleet – End of Period	2Q19	2Q18	% Var.	1Q19	% Var.
B737s	127	119	+8	122	+5
B737-7 NG	24	26	-2	24	0
B737-8 NG	96	92	+4	91	+5
B737-8 MAX	7	1	+6	7	0

At the end of 2Q19, GOL’s total fleet was 127 Boeing 737 aircraft comprised of 120 NGs and 7 MAXs. All of the Company’s MAX aircraft were grounded as of March 11, 2019. While the Company’s contractual delivery schedule with Boeing has not changed, a portion of its scheduled 2019 aircraft deliveries are expected to shift into 2020. At the end of 2Q18, the Company’s total fleet was 119 Boeing 737-NG aircraft, with 117 aircraft in operation, one aircraft sub-leased to another airline and the MAX 8 which was in preparation for entry into service. During the quarter, GOL entered a leasing contract for 5 additional 737-800 NG aircraft. The average age of the Company's fleet was 9.8 years at the end of 2Q19. As of June 30, 2019, the Company had 129 firm orders for the acquisition of Boeing 737 MAX aircraft, which include 99 orders for 737 MAX-8 and 30 orders for 737 MAX-10.

Fleet plan	2019	2020E	2021E	>2022E	Total
Operating Fleet (End of the year)	137	143
Aircraft Commitments (R$ million)*	-	1.772,0	4.991,5	55.777,0	62.540,4

* Considers aircraft list price.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Liquidity and Indebtedness

As of June 30, 2019, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivable) of R$3.7 billion, increase of R$644.4 million versus a year ago. Accounts receivable totaled R$1.3 billion, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies. In addition, GOL repaid R$100.0 million in debt in the quarter.

Liquidity (R$ MM)	2Q19	2Q18	% Var.	1Q19	% Var.
Cash, cash equivalents and restricted cash	2,382.6	2,097.5	13.6%	2,705.0	-11.9%
Short-Term Accounts Receivable	1,282.3	923.0	38.9%	824.7	55.5%
Total Liquidity	3,664.9	3,020.5	21.3%	3,529.7	3.8%
Total Liquidity as % of LTM Net Revenues	29.4%	27.7%	1.7 p.p	30.3%	-0.8 p.p
Indebtedness (R$MM)	2Q19	2Q18	% Var.	1Q19	% Var.
Loans and Financings	1,633.6	1,802.6	-9.4%	1,652.2	-1.1%
Debt Issuance	5,398.2	4,310.0	25.2%	5,115.9	5.5%
Aircraft Financing	603.1	525.6	14.7%	599.7	0.6%
Aircraft Rent	5,973.4	6,656.6	-10.3%	6,316.1	-5.4%
Total Loans and Financings	13,608.3	13,294.8	2.4%	13,683.9	-0.6%
Short-Term Debt	2,459.2	2,989.7	-17.7%	2,294.0	7.2%
Debt in US$	566.0	667.1	-15.2%	514.3	10.0%
Debt in BRL	290.2	417.7	-30.5%	289.8	0.1%
Long-Term Debt	11,149.1	10,305.1	8.2%	11,389.9	-2.1%
Debt in US$	2,796.5	2,512.0	11.3%	2,812.3	-0.6%
Debt in BRL	432.6	619.5	-30.2%	431.3	0.3%
Perpetual Notes	519.8	510.8	1.8%	528.6	-1.7%
Debt and Leverage (R$ MM)	2Q19	2Q18	% Var.	1Q19	% Var.
Gross Debt ex-perpetual notes (R$ MM)	13,088.5	13,536.8	-3.3%	13,155.3	-0.5%
Total Cash (R$ MM)	2,382.6	2,097.5	13.6%	2,705.0	-11.9%
Net Debt¹ (R$ MM)	10,705.9	11,439.3	-6.4%	10,450.3	2.4%
% of debt in foreign currency	94.7%	91.2%	3.4 p.p	94.7%	0.0 p.p
% of debt in Short-Term	18.1%	22.5%	-4.4 p.p	16.8%	1.3 p.p
% of debt in Long-Term	81.9%	77.5%	4.4 p.p	83.2%	-1.3 p.p
Total of Loans and Financings	13,608.3	13,294.8	2.4%	13,683.9	-0.6%
- Perpetual notes	519.8	510.8	1.8%	528.6	-1.7%
- Cash, equivalents, short-term fin. investments and restricted cash	2,382.6	2,097.5	13.6%	2,705.0	-11.9%
= Net Debt (ex-perpetual notes)	10,705.9	10,686.5	0.2%	10,450.3	2.4%
LTM EBITDA	3,448.9	3,230.1	6.8%	3,187.7	8.2%
Net Debt (ex-perpetual notes)/LTM EBITDA	3.1x	3.5x	-0.4x	3.3x	-0.2x
Gross Debt (ex-perpetual notes)¹ / LTM EBITDA	3.8x	4.2x	-0.4x	4.1x	-0.3x

1 - Debt (excluding perpetual notes) / *2Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

  Loans and financing

GOL improved its liquidity levels, as well as its cost of debt, during 2Q19. The Company registered total loans and financings as of June 30, 2019 of R$13.6 billion (including finance leases), a decrease of 0.6% versus 1Q19. The net debt/LTM EBITDA ratio (excluding perpetual notes) decreased to 3.1x at the end of the period, compared to 3.3x of March 31, 2019. The average maturity of the Company's long-term debt in 2Q19, excluding aircraft finance leases and perpetual notes, was 3.2 years. GOL’s average interest rate was stable at 7.68% for local-currency debt, and was reduced to 6.22% for the U.S. Dollar-dominated debt.

Financial Debt amortization schedule - 2Q19 (R$ MM)¹

(1)     As of June 30, 2019.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Environmental, Social and Governance (“ESG”) Information

GOL is reporting material ESG information of interest to investors according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry. The Company takes steps to address the emission of greenhouse gases (GHGs) from its flights and GOL empowers and inspires its customers and crewmembers to offset GHG emissions when they fly. In providing ESG information, GOL intends to encourage a stable, green, transparent marketplace.

The Company continuously looks for ways to become more fuel efficient and embrace efficient technologies. This reflects the strategy of reducing operating costs by operating a standardized fleet and cutting fuel burn and the resulting emissions. The 737 MAX-8 consumes 15% less fuel than the 737-800 NG aircraft. The company believes that the 737 MAX will return to service during the fourth quarter of 2019, based on the most recent guidance from Boeing, and furthermore, that this will be the aircraft of GOL's future in transporting its Customers with maximum safety and fuel efficency.

Environmental	6M19	2018	2017	2016
Fuel
Total Fuel Consumed (GJ x 1000)	24,653	48,935	45,891	46,331
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1000 /ASK)	29.0	29.2	29.5	30.0
Fleet
Average age of fleet	9.8	9.5	9.2	8.0
Social	6M19	2018	2017	2016
Labor Relations
Employee Gender (% Male/Female)	55/45	55/45	55/45	55/45
Age: Under 30 years (%)	26	29	26	27
Between 30 and 50 years (%)	63	60	63	63
Over 50 years (%)	11	11	11	10
Active workforce under collective-bargaining agreements (%)	100	100	100	100
Number and duration of strikes and lockout (# days)	0	0	0	0
Customer & Company Behavior
Customer Satisfaction Index (SMS score)	8.30	8.39	8.33	8.24
On-time Departures (%)	89.90	91.82	94.61	94.77
Flight Completion (%)	98.27	98.49	98.50	94.20
Lost Baggage (per 1000 pax)	2.07	2.03	2.06	2.23
Safety
Number of fatalities	0	0	0	0
Number of governmental enforcement actions and aviation safety	0	0	0	0
Governance	6M19	2018	2017	2016
Management
Independent Directors (%)	44	44	44	44
Participation of woman in command positions (%)	34	38	37	35
Committees and Policies
Number of Committees: all with independent members included	5	5	5	5
Compliance Policy (on IR website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of voting capital at the shareholders meetings (%)	100	100	100	100

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Recently adopted accounting standards – IFRS 16

       In January 2016, the International Accounting Standards Board ("IASB") issued the accounting pronouncement "IFRS 16 - Leases" adopted in Brazil under CPC 06 (R2). The new standard came into effect for annual periods beginning on January 1, 2019.

       For reference, find below the Company’s quarterly periods income statement for the year of 2018, unaudited, in accordance with IFRS 16:

Income statement (R$ MM)*	1Q18	2Q18	3Q18	4Q18	2018
ASK	12,421.0	10,672.7	12,458.2	12,506.0	48,057.9
Net operating revenues	2,964.3	2,353.8	2,892.4	3,200.9	11,411.4
Passenger	2,798.9	2,146.2	2,703.2	2,985.2	10,633.5
Cargo and Other	165.4	207.6	189.2	215.7	777.9
PRASK	22.5	20.1	21.7	23.9	22.1
RASK	23.9	22.1	23.2	25.6	23.7
Operating Costs and Expenses	(2,361.4)	(2,181.0)	(2,548.0)	(2,392.5)	(9,482.9)
Salaries, wages and benefits	(483.7)	(410.7)	(486.8)	(522.7)	(1,903.9)
Aircraft fuel	(884.2)	(792.7)	(1,063.2)	(1,127.5)	(3,867.7)
Sales and marketing	(127.3)	(152.7)	(148.3)	(153.8)	(582.0)
Landing fees	(187.4)	(168.1)	(186.6)	(201.2)	(743.4)
Passenger costs	(119.7)	(103.9)	(122.4)	(128.1)	(474.1)
Services Provided	(130.2)	(144.3)	(160.0)	(174.2)	(608.8)
Maintenance materials and repairs	(110.3)	(88.8)	(89.6)	(281.6)	(570.3)
Depreciation and amortization	(284.7)	(299.9)	(304.2)	(345.8)	(1,234.6)
Other	(33.8)	(20.0)	13.1	542.4	501.8
Total CASK	19.0	20.4	20.5	19.1	19.7
CASK ex-fuel	11.9	13.0	11.9	10.1	11.7
CASK excluding fuel and non-recurring	12.4	13.8	12.7	15.2	13.5
Equity Income	(0.0)	0.2	0.2	-	0.4
Operating Result (EBIT)	602.8	173.0	344.6	808.4	1,928.8
EBIT Margin	20.3%	7.3%	11.9%	25.3%	16.9%
EBITDA	887.6	472.9	648.8	1,154.2	3,163.4
EBITDA Margin	29.9%	20.1%	22.4%	36.1%	27.7%
Financial Results	(321.6)	(1,994.1)	(674.3)	19.4	(2,970.6)
Interest on loans	(165.1)	(173.1)	(176.6)	(195.4)	(710.2)
Gains from financial investments	32.9	35.7	32.6	26.1	127.2
Exchange and monetary variations	(40.2)	(1,683.1)	(426.1)	377.4	(1,772.0)
Derivatives net results	19.4	(26.3)	5.4	(32.4)	(33.9)
Other expenses (revenues) net	(168.6)	(147.2)	(109.5)	(156.4)	(581.7)
Income (Loss) before income taxes	281.2	(1,821.1)	(329.6)	827.7	(1,041.8)
Net income (loss)	215.6	(1,874.6)	(433.1)	753.2	(1,338.9)
Net income (loss) after minority interest	142.3	(1,928.6)	(533.5)	675.3	(1,644.6)

 *Figures were not reviewed by the independent auditors.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Outlook

Financial Outlook	2019E		2020E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	124 to 127	125 to 127	128 to 131	131 to 136
Total operational fleet (average)	119	119	123	127
ASKs, System (% change)	7 to 10	9 to 11	7 to 10	6 to 8
- Domestic	3 to 4	5 to 6	4 to 5	5 to 6
- International	35 to 40	35 to 40	25 to 35	15 to 25
Seats, System (% change)	4 to 5	8 to 9	4 to 5	5 to 7
Departures, System (% change)	4 to 5	6 to 7	4 to 5	5 to 7
Average load factor (%)	79 to 81	79 to 81	79 to 81	80 to 82
Ancillary revenues, net[1] (R$ bn)	~1.0	~1.2	~1.1	~1.3
Total net revenues (R$ billion)	~13.0	~13.5	~14.5	~15.5
Non-fuel CASK (R$ cents)	~14	~14	~14	~14
Fuel liters consumed (mm)	~1,450	~1,500	~1,500	~1,600
Fuel price (R$/liter)	~3.0	~2.9	~3.1	~3.1
EBITDA margin (%)	~28	~28	~29	~29
EBIT margin (%)	~18	~18	~19	~19
Net financial expense[2] (R$ bn)	~1.2	~1.2	~1.2	~1.2
Pre-tax margin² (%)	~10	~10	~12	~12
Effective income tax rate (%)	~22	~22	~22	~22
Minority interest[3] (R$ mm)	~303	~293	~334	~320
Capex, net (R$ mm)	~700	~700	~650	~650
Aircraft Aquisition[4]	-	-	-	~600
Net Debt5 / EBITDA (x)	~2.9x	~2.8x	~2.4x	~2.4x
Fully-diluted shares out.[6] (mm)	384	391	384	391
Diluted EPS (R$)²	1.20 to 1.60	1.40 to 1.70	1.80 to 2.30	2.00 to 2.50
Fully-diluted ADS out. [6] (mm)	192	195.5	192	195.5
Diluted EPADS (US$)²	0.70 to 0.90	0.80 to 0.95	1.00 to 1.30	1.20 to 1.50

1. Gross revenue of cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses and unrealized Losses on Exchangeable Senior Notes 2024; (3) Source: average of analyst estimates reported on Bloomberg; (4) Gross PDPs (5) Excluding perpetual bonds. (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

GOL has hedged approximately 67% of its fuel consumption for the second half of 2019, at an average WTI price of US$62 and 56% of its fuel consumption for the year of 2020, at an average WTI price of US$64.

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Income statement (R$ MM)*	2Q19	2Q18	% Change
Net operating revenues
Passenger	2,958.6	2,146.2	37.9%
Cargo and Other	182.0	207.6	-12.4%
Total net operating revenues	3,140.6	2,353.8	33.4%
Operating Expenses
Salaries, wages and benefits	(519.8)	(410.7)	26.6%
Aircraft fuel	(976.2)	(792.7)	23.2%
Passenger Costs	(133.2)	(103.9)	28.2%
Sales and marketing	(182.9)	(152.7)	19.8%
Landing fees	(184.6)	(168.1)	9.8%
Services Provided	(174.2)	(144.3)	20.7%
Maintenance materials and repairs	(276.5)	(88.8)	211.4%
Depreciation and amortization	(415.2)	(299.9)	38.5%
Other	40.8	(20.0)	NM
Total Operating Expenses	(2,821.7)	(2,181.0)	29.4%
Equity Income	(0.0)	0.2	NM
Operating Income	318.9	173.0	84.3%
Financial Income (expense), net	(418.1)	(1,994.1)	-79.0%
Income (Loss) before income taxes	(99.2)	(1,821.1)	-94.6%
Current income tax	(35.6)	(42.2)	-15.6%
Deferred income tax	14.0	(11.3)	NM
Net income (loss) before minority interest	(120.8)	(1,874.6)	-93.6%
Smiles’ Minority interest	73.8	54.0	36.6%
Net income (loss) after minority interest	(194.6)	(1,928.8)	-89.9%
EPS in R$ after minority interest	(0.56)	(5.53)	-90.0%
Earnings per ADS in US$ after minority interest	(0.28)	(3.07)	-90.8%
Number of shares at the end of the period MM	350.1	348.7	0.4%

*2Q18 results have been restated based on IFRS 16, unaudited; Breakdown of costs with different methodology in relation to that reported in 2Q18; Certain calculations may not match with the information in the quarterly financials due to rounding.

20	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Income statement (R$ MM)*	6M19	6M18	% Change
Net operating revenues
Passenger	5,992.2	4,945.1	21.2%
Cargo and Other	359.2	373.0	-3.7%
Total net operating revenues	6,351.4	5,318.1	19.4%
Operating Expenses
Salaries, wages and benefits	(1,093.6)	(894.3)	22.3%
Aircraft fuel	(1,971.4)	(1,676.9)	17.6%
Passenger Costs	(285.3)	(223.6)	27.6%
Sales and marketing	(315.9)	(280.0)	12.8%
Landing fees	(381.1)	(355.6)	7.2%
Services Provided	(323.7)	(274.5)	17.9%
Maintenance materials and repairs	(302.8)	(199.1)	61.1%
Depreciation and amortization	(820.8)	(584.6)	40.4%
Other	(13.8)	(53.8)	-74.4%
Total Operating Expenses	(5,526.4)	(4,542.4)	21.7%
Equity Income	0.1	0.2	-50.4%
Operating Income	825.1	775.8	6.3%
Financial Income (expense), net	(819.2)	(2,134.9)	-61.6%
Income (Loss) before income taxes	5.9	(1,359.1)	NM
Current income tax	(75.6)	(91.5)	-17.3%
Deferred income tax	(15.9)	(27.6)	-42.6%
Net income (loss) before minority interest	(85.6)	(1,478.2)	-94.2%
Smiles’ Minority interest	141.3	127.4	10.9%
Net income (loss) after minority interest	(226.9)	(1,786.6)	-87.3%
EPS in R$ after minority interest	(0.65)	(5.12)	-87.3%
Earnings per ADS in US$ after minority interest	(0.34)	(2.99)	-88.7%
Number of shares at the end of the period MM	350.1	348.7	0.4%

*6M18 results have been restated based on IFRS 16, unaudited; Breakdown of costs with different methodology in relation to that reported in 2Q18; Certain calculations may not match with the information in the quarterly financials due to rounding.

21	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Consolidated Balance Sheet (R$ 000)*	Jun 30, 2019	Dec 31, 2018	% Change
ASSETS	14,192,402	10,378,266	36.8%
Current Assets	4,406,754	3,310,835	33.1%
Cash and cash equivalents	996,485	826,187	20.6%
Short-term investments	798,298	478,364	66.9%
Restricted cash	405,411	133,391	203.9%
Trade receivables	1,282,289	853,328	50.3%
Inventories	191,243	180,141	6.2%
Recoverable income taxes	166,646	114,078	46.1%
Recoverable taxes	184,241	246,718	-25.3%
Derivatives	1,964	-	NM
Other credits	380,177	478,628	-20.6%
Non-Current Assets	9,785,648	7,067,431	38.5%
Deposits	1,792,666	1,612,295	11.2%
Restricted cash	182,380	688,741	-73.5%
Recoverable income taxes	23,104	24,851	-7.0%
Recoverable taxes	53,267	71,022	-25.0%
Deferred taxes	111,926	73,822	51.6%
Other credits	835	-	NM
Derivatives	4,530	-	NM
Investments	783	1,177	-33.5%
Property, plant and equipment	5,843,566	2,818,057	107.4%
Intangible assets	1,772,591	1,777,466	-0.3%
LIABILITIES AND SHAREHOLDERS’ EQUITY	14,192,402	10,378,266	36.8%
Current Liabilities	8,460,625	7,200,556	17.5%
Short-term debt	1,171,929	1,103,206	6.2%
Rent Payment	1,287,299	255,917	NM
Suppliers	1,186,544	1,403,815	-15.5%
Suppliers – Forfaiting	353,236	365,696	-3.4%
Salaries	338,157	368,764	-8.3%
Income Taxes payable	13,236	6,240	112.1%
Taxes payable	84,326	105,462	-20.0%
Landing fees	688,911	556,300	23.8%
Advance ticket sales	1,964,153	1,673,987	17.3%
Mileage program	913,711	826,284	10.6%
Advances from customers	17,313	169,967	-89.8%
Provisions	321,084	70,396	356.1%
Derivatives	93,995	195,444	-51.9%
Other current liabilities	26,731	99,078	-73.0%
Non-Current Liabilities	12,729,289	7,683,061	65.7%
Long-term debt	6,462,994	5,340,601	21.0%
Rent Payment	4,686,121	656,228	NM
Suppliers	54,749	120,137	-54.4%
Provisions	842,279	829,198	1.6%
Mileage program	216,121	192,569	12.2%
Deferred taxes	280,979	227,290	23.6%
Taxes payable	4,216	54,659	-92.3%
Derivatives	142,952	214,218	-33.3%
Other noncurrent liabilities	38,878	48,161	-19.3%
Shareholders' Equity	(6,997,512)	(4,505,351)	55.3%
Capital Stock	2,947,713	2,942,612	0.2%
Shares to Issue	300	2,818	-89.4%
Treasury shares	(126)	(126)	0.0%
Capital reserves	95,337	88,476	7.8%
Equity valuation adjustment	(343,772)	(500,022)	-31.2%
Share-based payments reserve	123,722	117,413	5.4%
Gain on change in investments	759,335	759,984	-0.1%
Accumulated losses	(11,059,574)	(8,396,567)	31.7%
Non-controlling interests	479,553	480,061	-0.1%

*The figures for June 2019 are presented in IFRS16 and for December 2018 in IFRS15.

22	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Consolidated Cash Flow (R$000)	2Q19	2Q18	% Change
Net Income (loss) for the period	(120,824)	(1,271,953)	-90.5%
Adjustment to reconcile net profit/loss to net cash
Depreciation and amortization	415,226	165,080	151.5%
Allowance for doubtful accounts	21,951	(4,014)	NM
Provisions for legal proceedings	45,640	59,487	-23.3%
Provision for inventory obsolescence	9	3,394	-99.7%
Deferred taxes	(13,997)	11,325	NM
Equity results	1	(174)	NM
Share-based payments	3,119	4,095	-23.8%
Exchange and monetary variations, net	(231,334)	965,215	NM
Interest on debt, financial lease and other liabilities	253,698	128,654	97.2%
Provision for aircraft and engine return	244,559	42,784	NM
Unrealized hedge results	256,056	(10,612)	NM
Provision for profit sharing	7,878	(15,157)	NM
Write-off of property, plant and equipment and intangible assets	32,198	12,395	159.8%
Others operational adjustments	(133,249)	-	NM
Adjusted net income	780,931	90,519	NM
Changes in operating assets and liabilities:
Trade receivables	(483,356)	92,432	NM
Short-term investments	(35,874)	134,080	NM
Inventories	(4,245)	(28,139)	-84.9%
Deposits	(104,688)	(100,849)	3.8%
Suppliers	(57.104)	245,444	NM
Suppliers - Forfaiting	23,089	(16,600)	NM
Advance ticket sales	626,341	328,753	90.5%
Mileage program	39,627	77,224	-48.7%
Advances from customers	(43,451)	(23,456)	85.2%
Salaries	(72,631)	(30,656)	136.9%
Landing fees	94,365	4,037	NM
Taxes receivables	107,781	32,869	227.9%
Derivatives	(23,238)	7,279	NM
Provisions	(27,806)	(65,797)	-57.7%
Operational leases	-	106,519	NM
Other assets (liabilities)	(279,464)	(19,523)	NM
Interest paid	(38,883)	(47,039)	-17.3%
Income taxes paid	(112,320)	(62,869)	78.7%
Net cash flows from (used in) operating activities	389,074	724,228	-46.3%
Short-term investments of Smiles	126,202	91,217	38.4%
Restricted cash	(125,470)	(35,597)	252.5%
Receipt of dividends	471	-	NM
Advances for property, plant and equipment acquisition	(26,401)	(141,724)	-81.4%
Acquisition of Property, plant and equipment	(233,257)	(281,186)	-17.0%
Acquisition of Intangible assets	(7,505)	(7,520)	-0.2%
Net cash flows from (used in) investing activities	(801,414)	(374,810)	113.8%
Loan funding	227,789	189,908	19.9%
Loan funding and exchange offer costs	(14,918)	(3,961)	276.6%
Loan payments	(69,514)	(39,529)	75.9%
Senior Notes early redemption	-	(89,927)	NM
Lease payments	(405,493)	(74,285)	NM
Derivative operation premiums	(13,873)	-	NM
Repurchase of treasury shares	-	(15,929)	NM
Dividends and interest equity paid to non-controlling interest	(202,026)	(214,694)	-5.9%
Capital increase	(2,306)	5,798	NM
Capital increase of non-controlling shareholders	66	-	NM
Warrants	6,861	-	NM
Shares to Issue	300	2,472	-87.9%
Net cash used in financing activities	(470,808)	(245,946)	91.4%
Foreign exchange variation on cash held in foreign currencies	(1,005)	(20,597)	-95.1%
Net increase (decrease) in cash and cash equivalents	(884,153)	82,875	NM
Cash and cash equivalents at beginning of the quarter	1,880,638	532,446	253.2%
Cash and cash equivalents at the end of the quarter	996,485	615,321	61.9%

23	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Consolidated Cash Flow (R$000)	6M19	6M18	% Change
Net Income (loss) for the period	(85,618)	(1,051,116)	-91.9%
Adjustment to reconcile net profit/loss to net cash
Depreciation and amortization	820,803	315,648	160.0%
Allowance for doubtful accounts	14,965	(5,002)	-399.2%
Provisions for legal proceedings	92,743	132,018	-29.7%
Provision for inventory obsolescence	31	4,906	-99.4%
Deferred taxes	15,864	27,624	-42.6%
Equity results	(77)	(155)	-50.3%
Share-based payments	7,060	8,830	-20.0%
Exchange and monetary variations, net	(98,517)	983,526	-110.0%
Interest on debt, financial lease and other liabilities	513,995	297,205	72.9%
Provision for aircraft and engine return	244,559	42,784	NM
Unrealized hedge results	247,026	(26,698)	NM
Provision for profit sharing	10,270	-	NM
Write-off of property, plant and equipment and intangible assets	34,394	14,895	130.9%
Others operational adjustments	(133,249)	-	NM
Other provisions	(50,458)	-	NM
Adjusted net income	1,633,791	744,465	117.3%
Changes in operating assets and liabilities:
Trade receivables	(447,254)	18,763	NM
Short-term investments	57,628	144,984	-60.3
Inventories	(11,133)	(32,074)	-65.3%
Deposits	(145,900)	(98,423)	48.2%
Suppliers	(284,821)	102,174	-379.4%
Suppliers - Forfaiting	(12,460)	325,460	-103.8%
Advance ticket sales	290,166	(93,899)	NM
Mileage program	110,979	56,804	95.4%
Advances from customers	(152,654)	36,484	NM
Salaries	(40,877)	(29,653)	37.9%
Landing fees	132,611	(103,953)	-227.6%
Taxes receivables	69,296	77,690	-10.8%
Derivatives	(87,435)	19,365	NM
Provisions	(66,093)	(113,886)	-42.0%
Operational leases	-	126,395	NM
Other assets (liabilities)	111,657	(90,497)	-224.1%
Interest paid	(228,507)	(197,630)	15.6%
Income taxes paid	(133,879)	(116,674)	14.7%
Net cash flows from (used in) operating activities	795,115	775,895	2.5%
Short-term investments of Smiles	(379,384)	(229,191)	65.5%
Restricted cash	220,331	(60,714)	NM
Receipt of dividends	471	-	NM
Advances for property, plant and equipment acquisition	(28,532)	(153,097)	-81.4%
Acquisition of Property, plant and equipment	(333,158)	(443,634)	-24.9%
Acquisition of Intangible assets	(28,287)	(15,542)	82.0%
Net cash flows from (used in) investing activities	(548,559)	(902,178)	-39.2%
Loan funding	1,436,035	794,479	80.8%
Loan funding and exchange offer costs	(63,747)	(14,703)	333.6%
Loan payments	(297,803)	(77,280)	285.4%
Senior Notes early redemption	(50,320)	(621,834)	-91.9%
Lease payments	(760,419)	(127,255)	NM
Derivative operation premiums	(115,928)	-	NM
Repurchase of treasury shares	-	(15,929)	NM
Dividends and interest equity paid to non-controlling interest	(209,397)	(214,694)	-2.5%
Capital increase	2,283	7,298	-68.7%
Capital increase of non-controlling shareholders	172	875	-80.3%
Warrants	6,861	-	NM
Shares to Issue	300	2,472	-87.9%
Net cash used in financing activities	(51,963)	(266,571)	-80.5%
Foreign exchange variation on cash held in foreign currencies	(24,295)	(18,687)	30.0%
Net increase (decrease) in cash and cash equivalents	170,298	(411,541)	NM
Cash and cash equivalents at beginning of the period	826,187	1,026,862	-19.5%
Cash and cash equivalents at the end of the period	996,485	615,321	61.9%

24	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

25	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2019

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”, ”total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

          Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

26	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.